UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
*

Tempur Sealy International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88023U101
(CUSIP Number)

Ralph J. Stuto c/o Chieftain Capital Management, Inc. 510 Madison Avenue New York, New York 10022 United States of America (212) 626-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	88023U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chieftain Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,121,822

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,519,007

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,519,007

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.78%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	88023U101

Item 1.	Security and Issuer.

The name of the issuer is Tempur Sealy International, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 1000 Tempur Way, Lexington, Kentucky 40511, United States of America.  This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Chieftain Capital Management, Inc., a New York corporation (the "Reporting Person"), as the investment manager to certain managed accounts, with respect to Shares owned by such managed accounts.

(b)	The principal business address for the Reporting Person is 510 Madison Avenue, New York, New York 10022, United States of America.

(c)	The Reporting Person provides investment management services to managed accounts.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares directly owned by the managed accounts advised by the Reporting Person is approximately $122,469,943.  The shares were purchased with the investment capital of the managed accounts advised by the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person has owned Shares for investment purposes since 2010.  On February 19, 2015, the Reporting Person sent a letter, attached hereto as Exhibit B, to the Issuer's Board of Directors indicating the Reporting Person's support for H Partners' February 17, 2015 proposals regarding the leadership and future of the Issuer.

The Issuer's current management team has consistently missed its quarterly, annual and long-term goals (despite repeatedly resetting these goals). They have made missteps in operations, product development and introductions, marketing, and the formulation of strategy. While the Reporting Person has had a constructive relationship with management, and patiently awaited an improvement in performance, it is now clear to the Reporting Person that management has lost all credibility. The Reporting Person believes it is time for a new chief executive officer who can meet promises and realize the significant profit potential inherent in the Issuer's businesses.  The Reporting Person thus supports H Partners' call for an immediate change in the chief executive officer and Board of Directors of the Issuer.

The Reporting Person has had and may continue to have discussions with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders and others regarding the Issuer's business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value and to ensure proper alignment of management's incentives with the interests of the Issuer's long-term shareholders.

The Reporting Person continually evaluates its investment in the Shares and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Shares beneficially owned by it. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Shares, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Person.

Other than as set forth above, the Reporting Person does not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,519,007 Shares, constituting 5.78% of the Shares, based upon 60,922,491* Shares outstanding as of the date hereof.

The Reporting Person has the sole power to vote or direct the vote of 3,121,822 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 3,519,007 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Person are set forth in Exhibit A.  All transactions were conducted on the open market.

*  This outstanding Shares figure reflects the number of outstanding Shares at February 10, 2015, as reported in the Issuer's Form 10-K, filed on February 13, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Person

Exhibit B:  Letter to the Issuer's Board of Directors dated February 19, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2015
(Date)

Chieftain Capital Management, Inc.

By:	/s/ Ralph J. Stuto
Ralph J. Stuto, Chief Compliance Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Transactions in the Shares

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
12/22/14	(7,500)	$53.32
1/2/15	15,175	$53.90
1/7/15	(1,100)	$53.02
1/14/15	(1,425)	$54.68
1/14/15	600	$54.30
1/15/15	(80)	$53.79
1/22/15	(25,525)	$55.13
1/23/15	(20,000)	$55.21
1/26/15	(100,000)	$55.34
1/27/15	(41,800)	$55.02
1/28/15	(73,867)	$55.10
1/29/15	(106,973)	$55.05
1/30/15	(30,000)	$55.13

Exhibit B

February 19, 2015

The Board of Directors
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511

Dear Members of the Board of Directors:

Chieftain Capital Management, Inc. manages accounts for clients owning approximately 3.5 million shares of Tempur Sealy International, Inc. (TPX), or 5.8% of shares outstanding. Founded in 1984, Chieftain pursues an investment strategy of owning a concentrated portfolio of high-quality franchises which we believe offer superior long-term returns to shareholders. Chieftain has owned shares of TPX since 2010, and we believe the company has an outstanding portfolio of brands with the potential to generate significant growth and profitability. Unfortunately, this potential has not been met.

We read H Partners' Schedule 13D filing and subsequent letter to the Board of Directors with interest. We believe that H Partners' views and suggestions have considerable merit. The current management team has consistently missed its quarterly, annual and long-term goals (despite repeatedly resetting these goals). They have made missteps in operations, product development and introductions, marketing, and the formulation of strategy. While we have had a constructive relationship with management, and patiently awaited an improvement in performance, it is now clear to us that management has lost all credibility. It is time for a new CEO who can meet promises and realize the significant profit potential inherent in TPX's businesses.

Chieftain thus supports H Partners' call for an immediate change in the CEO and Board. We also support a role for H Partners on the Board. H Partners would add considerable value in leading the search for a new CEO and ensuring the proper alignment of management's incentives with the interests of TPX's long-term shareholders.

Sincerely,

John M. Shapiro                                                                      Thomas D. Stern                                                                      Joshua R. Slocum

SK 12720 0001 6392010